UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Dawson III                          William                      D.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)
2.  ISSUER NAME AND TICKER OR TRADING SYMBOL

        Federated Investors, Inc.   FII

3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

4.  STATEMENT FOR MONTH/YEAR
        1/99

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

_______ Director                    ________ 10% Owner
_______ Officer (give title below)  ________ Other (specify below)

7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

_____   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person




             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of         2.           3.              4.  Securities Acquired (A)     5.  Amount of        6.  Ownership     7.  Nature
   Security         Transaction      Transaction    or Disposed of (D) (Instr.   Securities           Form:  Direct     of Indirect
   (Instr. 3)       Date             Code           3, 4, and 5)                 Beneficially Owned   (D) or Indirect   Beneficial
                    (Mon/day/year)   (Instr. 8)                                  at End of Month      (I) (Instr. 4)    Ownership
                                                                                 (Instr. 3 and 4)                       (Instr. 4)
                                 Code    V       Amount     (A) or     Price
                                                            (D)
Class B Common                                                                   174,566    (1)       D
   Stock








     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

1 Includes 39,566 shares of Issuer's Class B Common Stock acquired by the Reporting Person, in an Exempt, Non-Reportable transaction under the Federated Investors Profit Sharing Plan.


  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.  Title of Derivative   2.  Conversion     3.  Transaction     4.  Transaction Code   5.  Number of        6.  Date Exercisable
Security (Instr. 3)       or Exercise        Date                   (Instr. 8)          Derivative           and Expiration Date
                          Price of           (Month/Day/Year)                           Securities           (Month/Day/Year)
                          Derivative                                                    Acquired (A) or
                          Security                                                      Disposed of (D)

                                                                                        (Instr. 3, 4, and
                                                                                        5)

                                                                 Code      V            (A)         (D)      Date

                                                                                                             Exercisable  Expiration
                                                                                                                          Date

Stock Options             17 5/8             1/26/99                       V            A           24,600   1/26/99    1/26/2009
(Right to purchase)

Stock Options
(Right to purchase)

Stock Options
(Right to purchase)

7.  Title and Amount of        8.  Price of        9.  Number of derivative       10.  Ownership Form of Derivative      11.
Underlying Securities          Derivative          Securities Beneficially        Security:  Direct (D) or indirect (I)  Nature
(Instr. 3 and 4)               Security (Instr.    Owned at End of Month          (Instr. 4)                             of
                               5)                  (Instr. 4)                                                            Indirect
                                                                                                                         Beneficial
                                                                                                                         Ownership
                                                                                                                         (Instr.
                                                                                                                         4)

Title            Amount or
                 Number of
                 Shares

Class B          24,600        7.02                24,600                         D

                                                   30,000                         D

                                                   30,000                         D



Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/WILLIAM D. DAWSON III                    FEBRUARY 10, 1999
**Signature of Reporting Person             Date